July 28, 2011

Securities and Exchange Commission
100 F Street NE,
Washington, D.C. 20549

Re:	Calvert Impact Fund, Inc. 333-44064 and 811-10045

Ladies and Gentlemen:

     As counsel to Calvert Group, Ltd., it is my opinion that the securities being registered by this Post-effective Amendment No. 32 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to Calvert Impact Fund, Inc. (the "Fund"), including its Articles of Incorporation, other original or Photostat copies of Fund records, certificates of public officials, documents, papers, statutes, and authorities as deemed necessary to form the basis of this opinion.

     Therefore, I consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 32 to its Registration Statement.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King
Associate General Counsel